UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CASTLE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14843C105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14843C105	13G	Page 2 of 4 Pages

1	Names of Reporting Persons Derek J. Maetzold
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 871,501(1)
	6	Shared Voting Power 150,567(2)
	7	Sole Dispositive Power 871,501(1)
	8	Shared Dispositive Power 150,567(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,022,068(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.0%(3)
12	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 301,129 shares of Common Stock, $0.001 par value per share (“Common Stock”) of Castle Biosciences, Inc. (the “Issuer”) issuable within 60 days of December 31, 2021 upon the exercise of stock options held directly by Derek J. Maetzold (the “Reporting Person”); and (b) (i) 127,728 shares of Common Stock held directly by the DJM Grantor Retained Annuity Trust No. 1, (ii) 100,000 shares of Common Stock held directly by the DJM Grantor Retained Annuity Trust No. 2, (iii) 75,000 shares of Common Stock held directly by the DJM Grantor Retained Annuity Trust No. 3 and (iv) 137,965 shares of Common Stock held directly by the Derek Maetzold 2020 Irrevocable Trust (each of which the Reporting Person serves as the sole trustee).

(2)	Consists of 150,567 shares of Common Stock held directly by The Maetzold Descendants 2020 Trust, of which the Reporting Person’s spouse serves as the sole trustee.
(3)	Based upon 25,300,343 shares of Common Stock outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2021.

CUSIP No. 14843C105	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

Castle Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

505 S. Friendswood Drive, Suite 401

Friendswood, Texas 77546

Item 2(a).	Names of Persons Filing:

Derek J. Maetzold

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

505 S. Friendswood Drive, Suite 401

Friendswood, Texas 77546

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

14843C105

Item 3.	Not Applicable.

Item 4.	Ownership.

The following information with respect to the Reporting Person’s ownership of the Common Stock is provided as of December 31, 2021:

(a)	Amount beneficially owned:

1,022,068 shares of Common Stock

(b)	Percent of class:

4.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 871,501

(ii)	Shared power to vote or to direct the vote: 150,567

(iii)	Sole power to dispose or to direct the disposition of: 871,501

(iv)	Shared power to dispose or to direct the disposition of: 150,567

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 14843C105	13G	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

/s/ Derek J. Maetzold
Derek J. Maetzold